Date            16 October 2000

BHP AND MITSUBISHI INCREASE OFFER PRICE FOR QCT & DECLARE OFFER PRICE FINAL

The Broken Hill Proprietary Company Limited ("BHP") and Mitsubishi Development Pty. Ltd. ("Mitsubishi") today announced that they intend to increase the offer price for all the shares in QCT to $1.30. Shareholders will receive $1.20 cash and the fully franked 10c special dividend announced by QCT Resources Ltd ("QCT") on Friday 13 October, 2000. The offer is made by their jointly owned bidding vehicle MetCoal Holdings (Qld) Pty Ltd ("MetCoal").
As contemplated in the terms of the offer set out in MetCoal's Bidder's Statement, if there is a dividend after the announcement of the offer, there would be a consequent reduction of the offer consideration by an amount equal to the cash amount of the dividend.
"We believe the increased offer price will be extremely attractive to all QCT shareholders. Shareholders should note this is the final offer price - it will not be increased," said BHP Managing Director and CEO Paul Anderson and Mitsubishi Managing Director Kenjiro Itadani.
"The announcement of the special dividend allows shareholders to maximise the benefits of accepting the offer," they said.
If MetCoal receives acceptances under its offer for at least 50.1% of the QCT shares on issue, it intends to declare the offer unconditional and to shorten the payment terms.
Shareholders who accept the offer before the special dividend record date of 24 October will still receive the special dividend. BHP and Mitsubishi will ensure that MetCoal does not become the registered holder of any QCT shares until after the record date. Shareholders who accept on or before 18 October will be paid on 25 October. Acceptances lodged after 18 October will be paid according to shortened payment terms of five business days.
The offer is scheduled to close at 7.00 pm (Melbourne time) on 27 October 2000. BHP and Mitsubishi are currently preparing relevant documentation detailing the revised offer. This will be lodged as soon as practicable with the Australian Securities and Investments Commission. Notice of the revised offer will be mailed to QCT shareholders.

For further information please contact:
BHP Mandy Frostick Manager Media Relations
Phone:  +61 3 9609 4157
Mobile: +61 419 546 245

Robert Porter Vice President Investor Relations
Phone:   +61 3 9609 3540
Mobile:  +61 419 587 456

Mitsubishi Robert Campese Manager General Affairs
Phone:  +61 2 9951 4838

Candy Ramsey
BHP Investor Relations Houston
Tel:    (713) 961-8640